UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Applied Genetic Technologies Corporation
(Name of Subject Company (Issuer))
Alliance Acquisition Sub, Inc.
Alliance Holdco Limited
Syncona Portfolio Limited
(Offerors)
Syncona Investment Management Limited
(Other Person)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
03820J 100
(CUSIP Number of Class of Securities)
Dr. Christopher Hollowood
Alliance Holdco Limited
8 Bloomsbury Street, London, United Kingdom, WC1B 3SR
Tel. +44 20 3981 7909
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Matthew J. Gardella
Matthew W. Tikonoff
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Alliance Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), which is a direct wholly owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly owned subsidiary of Syncona Portfolio Limited, a private limited company incorporated in Guernsey (“Syncona Portfolio”), to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Applied Genetic Technologies Corporation, a Delaware corporation (“Company”), at a price of $0.34 per Share, to the holder in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to approximately $0.73 per CVR in the aggregate (without interest and less any applicable withholding taxes), based on currently outstanding Shares and Company restricted stock units and contingent upon the achievement of certain specified milestones, as described in the Offer to Purchase dated October 26, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Syncona Portfolio is a direct wholly owned subsidiary of Syncona Holdings Limited, a private limited company incorporated in Guernsey (“Syncona Holdings”), which is a direct wholly controlled subsidiary of Syncona Limited, a registered, closed-ended investment company, incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC) (“Syncona”). Investment and voting decisions with respect to equity investments of Syncona Portfolio are made upon the recommendation of the investment committee of Syncona Investment Management Limited, a private limited company incorporated in England and Wales and a direct wholly owned subsidiary of Syncona Holdings (“Syncona Investment”), which committee is comprised of Dr. Martin Murphy and Dr. Christopher Hollowood. Syncona Investment may, under the applicable rules as construed by the U.S. Securities and Exchange Commission (the “SEC”) and case law, be considered to be a co-offeror with Purchaser, Parent and Syncona Portfolio (although it has no purchase obligations under the Offer). This Schedule TO is being filed on behalf of Syncona Portfolio, Syncona Investment, Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of October 23, 2022, among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)   The subject company and the issuer of the securities subject to the Offer is Applied Genetic Technologies Corporation. Its principal executive office is located at 14193 NW 119th Terrace, Suite 10, Alachua, Florida 32615, and its telephone number is (386) 462-2204.
(b)   This Schedule TO relates to the Shares. According to the Company, as of the close of business on October 21, 2022, there were 67,632,195 Shares issued and outstanding.
(c)   The information concerning the principal market on which the Shares are traded and certain high and low sales prices for the Shares in the principal market on which the Shares are traded set forth in the section of the Offer to Purchase titled “The Tender Offer — Section 6 — Price Range of Shares; Dividends”, is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a)-(c)   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “The Tender Offer — Section 9 — Certain Information Concerning Syncona Investment, Syncona Portfolio, Parent and Purchaser” is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.
The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b)    The information set forth in the sections of the Offer to Purchase titled “The Tender Offer — Section 8 — Certain Information Concerning the Company”, “The Tender Offer — Section 9 — Certain Information Concerning Syncona Investment, Syncona Portfolio, Parent and Purchaser”, “The Tender Offer —Section 10 — Background of the Offer; Contacts with the Company,” “The Tender Offer — Section 11 — Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)-(7)   The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet”, “Introduction”, “The Tender Offer — Section 6 — Price Range of Shares; Dividends”, “The Tender Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and “The Tender Offer — Section 11 — Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “The Tender Offer — Section 12 — Source and Amount of Funds” is incorporated herein by reference.
(b)   The Offer is not subject to a financing condition.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in the sections of the Offer to Purchase titled “The Tender Offer — Section 9 — Certain Information Concerning Syncona Investment, Syncona Portfolio, Parent and Purchaser”, “The Tender Offer — Section 11 — Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)   The information set forth in the sections of the Offer to Purchase titled “The Tender Offer — Section 3 — Procedures for Tendering Shares”, “The Tender Offer — Section 10 — Background of the Offer; Contacts with the Company” and “The Tender Offer — Section 16 — Fees and Expenses” is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
Not applicable.
ITEM 11.   ADDITIONAL INFORMATION.
(a)   The information set forth in the sections of the Offer to Purchase titled “The Tender Offer —Section 7 — Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer — Section 10 — Background of the Offer; Contacts with the Company,” “The Tender Offer — Section 11 — Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements,” and “The Tender Offer — Section 15 — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.   EXHIBITS.
Index No.
(a)(1)(A)*	Offer to Purchase, dated October 26, 2022.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, published October 26, 2022 in The New York Times.
(a)(5)(A)	Press Release issued by the Company on October 23, 2022 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by the Company on October 24, 2022).
(a)(5)(B)	Press Release issued by Syncona on October 24, 2022 (incorporated herein by reference to Exhibit (a)(5)(B) to Schedule TO-C filed by the Company on October 24, 2022).
(a)(5)(C)	Excerpted transcript of the Company’s conference call on October 24, 2022 (incorporated herein by reference to Exhibit (a)(5)(C) to Schedule TO-C filed by the Company on October 24, 2022).
(a)(5)(D)*	Joint Press Release issued by the Company and Syncona on October 26, 2022.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated October 23, 2022, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by the Company on October 24, 2022).
(d)(2)*	Confidentiality Agreement, dated June 20, 2022, by and between the Company and Parent.
(d)(3)	Tender and Support Agreement, dated October 23, 2022, by and among Parent, Purchaser and certain stockholders of the Company (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by the Company on October 24, 2022).
(d)(4)	Form of Contingent Value Rights Agreement, by and between Parent and the Rights Agent (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by the Company on October 24, 2022).
(d)(5)*	Equity Commitment Letter, dated as of October 23, 2022, by and between Syncona Portfolio and Parent.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2022
ALLIANCE ACQUISITION SUB, INC.
By
/s/ David Fellows

Name:
David Fellows

Title:
President

ALLIANCE HOLDCO LIMITED
By:
/s/ Dr. Christopher Hollowood

Name:
Dr. Christopher Hollowood

Title:
Director

SYNCONA PORTFOLIO LIMITED
By
/s/ Dr. Christopher Hollowood

Name:
Dr. Christopher Hollowood

Title:
Authorized Signatory

SYNCONA INVESTMENT MANAGEMENT LIMITED
By
/s/ Dr. Christopher Hollowood

Name:
Dr. Christopher Hollowood

Title:
Director